

October 23, 2024

Alexander Karavaev
Chief Financial Officer
GDEV Inc.
55 Griva Digeni
3101, Limassol
Cyprus

  Re: GDEV Inc.
  Form 20-F for the Fiscal Year Ended December 31, 2023
  Filed April 29, 2024
  File No. 001-40758

Dear Alexander Karavaev:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 4. Accounting judgments, estimates and assumptions
Revenue recognition, page F-28

1.   Please describe in further detail how you account for virtual currency. To the extent you account for the sale of virtual currency before such currency is used to purchase virtual goods, explain why and provide the specific accounting guidance you relied upon. In this regard, your disclosures state that for purchases of virtual currency, you allocate the amount between consumable and durable items "proportionately to the majority of distributed items and relying on expertise in resource content analysis of [y]our games." In your response, provide us with the amount of revenue recognized from virtual currency sold in each period presented.

Note 5. Segment Reporting, page F-38

2.　　We note three of your operating segments, Cubic Games Studio Ltd, MX Capital Ltd and Castcrown Ltd, are not considered to be reportable segments based on the quantitative threshold criteria in IFRS 8. Please provide us with the quantified analysis for each segment that supports your conclusion. Refer to IFRS 8.13. In addition, considering you account for MX Capital and Castcrown as equity method investments, tell us how you have reflect their operations in your segment disclosures. In your response, address the fact that these equity method investments are included as an adjustment to segment management EBITDA.

3.　　Your presentation of total segment management EBITDA in Note 5.B creates a non-IFRS measure in your financial statements. Please revise to remove. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

　　In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:　　J. David Stewart